

Mail Stop 3561

September 7, 2016

Joe Lewis
Chief Executive Officer
Tech Central, Inc.
134 West Mission
Fallbrook, CA 92028

Re: Tech Central, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 23, 2016
File No. 333-212438

Dear Mr. Lewis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2016 letter.

Registration Statement Cover Page

1. We note your response to our prior comment 3 and reissue in part. Please revise footnote 1 to the Calculation of Registration Fee table. Rule 457(o) of the Securities Act does not appear to be the applicable subsection to calculate the fee associated with your common stock because you are registering a number of shares. Accordingly, please revise to indicate that you are registering under Rule 457(a) of the Securities Act. For guidance, refer to Rule 457(a) of the Securities Act and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Summary, page 5

2. It does not appear that you have responded to our prior comment 6. Please revise to briefly disclose your current agreements with any consultants, or remove the references to outside consultants.

Risk Factors, page 8

3. Please revise to include a risk factor disclosing that your auditors have issued a going concern opinion on your audited financial statements.

Selling Security Holders, page 12

4. We note your response to our prior comment 7 and reissue. We note the June 30, 2016 reference dates. Please revise this section to provide this information as of a more recent date.

5. Your response to our prior comment 8 appears to indicate that the natural persons controlling Tala Media Corp. had a material relationship with the company in regard to supplying equipment and media. If so, please revise to identify each such natural person and describe the nature of any material relationship. Alternatively, please clarify your response.

Security Ownership of Certain Beneficial Owners, page 24

6. We note your response to our prior comment 13 and reissue. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

You may contact Heather Clark at (202) 551-3624 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Adviser
Office of Transportation and Leisure

cc: David Cutler, Esq.